Exhibit 99.1

GREATER BAY BANCORP

DIVIDEND REINVESTMENT PLAN

Dear Greater Bay Bancorp Shareholder:

We are pleased to send you this prospectus describing Greater Bay Bancorp’s Dividend Reinvestment Plan. We are taking this opportunity to update the plan and to reflect some changes suggested by our Plan Administrator. This prospectus reflects certain amendments to the plan, which are effective as of September 1, 2004. See “Recent Amendments to the Plan.” No action is required if you wish to continue your participation in the plan. This plan offers our eligible shareholders an opportunity to purchase additional shares of our common stock.

If you elect to participate in the plan, you will enjoy the following advantages:

•	You may purchase common stock at current market prices by reinvesting your common stock cash dividends without payment of any service charges or brokerage commissions.

•	You may also invest in additional shares of common stock at current market prices by making optional cash deposits. Optional cash deposits must be at least $50 per payment and cannot total more than $1,000 per calendar month.

To participate, you must own at least 25 shares of our common stock. To enroll in the plan, simply complete and mail the enclosed Authorization Card in the envelope provided.

If you do not participate in the plan, you will continue to receive checks for your dividends as they are declared and paid.

Sincerely.